Form 51-102F1

Quarterly Management Discussion and Analysis
for
Mountain Province Diamonds Inc. (the "Company")

Containing Information up to and including November 14, 2005.

The following discussion and analysis of the results of operations and of the Company's financial position should be read in conjunction with the Company's unaudited consolidated financial statements and related notes for the six months ended September 30, 2005 and September 30, 2004 and should be read in conjunction with the audited consolidated financial statements and notes thereto as at March 31, 2005. The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The Company's most recent filings including press releases are available on the SEDAR website (www.sedar.com) and the Company's website www.mountainprovince.com.

Gahcho Kué

Mountain Province Diamonds Inc. (the Company) is a company developing a diamond deposit and has a 44.1% interest in the AK leases located in the NWT of Canada. The Company and its partner, Camphor Ventures, Inc., entered into a joint-venture agreement with De Beers Canada Exploration Inc. ("De Beers Canada") on March 7th, 1997. Under the agreement De Beers Canada has the right to earn up to a 60% interest in the AK leases by taking the property to commercial production.

Pre-Feasibility Project Study

The De Beers Board approved a budget of approximately C$25 million in November 2003 for a pre-feasibility in-depth project study of the joint venture's Hearne, 5034 and Tuzo kimberlite bodies located in Kennady Lake. This study was to be of sufficient detail to allow the Gahcho Kue Project to advance to mine permitting.

The first phase of the study was completed in June 2004. It consisted of the drilling of 110 holes as part of a geotechnical drilling program to investigate geo-hydrology, optimal mine design and ore processing characteristics of the kimberlite pipes and the surrounding country rock. The results were used to develop geology, resource, geotechnical and geo-hydrology models. These models were used to optimize the design of the open pits and the lake containment dykes, as well as for the designs of waste and water management and mine infrastructure. Recovered kimberlite core underwent geological logging and petrographic analysis to augment the existing resource models, as well as metallurgical investigations (ore dressing studies), which, together with previously collected data, helped with the design of the ore processing plant. The process plant, recovery and infrastructure designs were based on De Beers Canada's Snap Lake and Victor projects, but will not be taken to feasibility level unless and until the project is closer to receiving permits as these estimates could change during the permitting process. Certain activities were undertaken to feasibility level accuracy to ensure that the issues that impact on the environmental impact and permitting of a mine were thoroughly investigated.

The final results of the study were presented to the Company and Camphor Ventures on June 28, 2005. The results are encouraging and De Beers approved funding totaling C$ 38.5 million to advance the project to the next stage. On the basis of the results of this study De Beers has developed a timetable and budget for 2005 and 2006. The environmental assessment and permitting process will be initiated together with the necessary consultation and stakeholder engagement activities. There will also be a large diameter drilling and sampling program this coming winter on the 5034 and Tuzo kimberlites to improve resource confidence (from inferred to indicated resource for parts of these pipes) as well as delineation, geo-technical and hydrological drilling to improve input data for mine design.

The Company engaged the firm of Roscoe Postle Associates, Inc. to provide an independent analysis of the Study and they have verified that the technical study report meets industry standards.

Exploration

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km respectively, northeast of Kennady Lake, which contains the three main diamond pipes), were discovered in 1999-2000. Exploration has been on-going in that area ever since. Encouraging thick kimberlite intersections have been discovered south of both these bodies. It is believed there is a diamondiferous dyke system that pinches and swells in that area. The Kelvin and Faraday bodies are small blows along this dyke system. In order to try to find larger bodies, which would significantly add to the resource size, De Beers conducted a very large ground gravity survey in that area from February 2004 to May 2004. Numerous ground gravity anomalies (drill targets), including a few larger ones, were identified. The few larger targets were drilled during May 2004 -June 2004 and only one two-meter thick dyke was intersected. De Beers analyzed the remaining targets in great detail and decided that the targets were too small to drill.

The Company engaged two consultants, a geologist and a geo-physicist, to independently analyze all possible exploration targets using all the gravity and EM surveys and to meet with De Beers to discuss the targets. They determined that some promising smaller targets remained undrilled and suggested that the Company might want to investigate these targets using the SGH (soil gas hydrocarbon) technique, which could possibly identify which of these targets are kimberlite. That would be more economic than drilling first. The SGH technique can only be done in the summer, and the Company and Camphor Ventures, Inc., are evaluating their options.

The mining leases held by the joint venture (De Beers Canada, Inc., the Company and Camphor Ventures, Inc.) were up for renewal on July 17, 2005, and De Beers Canada, Inc., decided to retain the four mining leases that contain the main kimberlite bodies that are part of the permitting phase, for the joint venture. The Company and Camphor Ventures, Inc. have retained the leases that contain the Faraday and Kelvin bodies and the possible drill targets identified by the consultants. The remaining leases have been joint ventured with GGL Diamond Corp. and the joint venture will have a 1.5% GOR (Gross Overriding Royalty) on them.

Results of Operations

The Company's loss for the six months ended September 30, 2005 ("Q2 2005") totalled $1,331,781 or $0.03) per share compared to $165,619 or $0.003 for the six months ended September 30, 2004 (Q2 2004). The greatest part of this loss is attributable to the write-down of the long-term investment in Northern Lion Gold Corp. to $1,400,000 or $0.35 per share from $2,480,000 or $0.62 at the year end.

During Q2 2005, operating expenses were $256,689 compared to $204,902 in Q2 2004.  The increase in operating expenses of $51,787 or 21% is the result of increased Regulatory and filing fees ($30,474 in Q2 2005 from $10,699 in Q2 2004) due to the listing on the American Stock Exchange, increased Consulting Fees ($54,906 in Q2 2005 from $35,922 in Q2 2006). There was an increase in promotion and investor relations ($16,271 in Q2 2005 from $2,195 in Q2 2004) due to increased investor communication activities.

Liquidity and Cash Resources

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At September 30, 2005, the Company had $738,886 in cash and cash equivalents and a working capital position of $823,623. The Company had no long-term debt at either September 30, 2005 or 2004. All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada, the 51% owner of the property.

Selected Financial Results

Six months Ending
	September 30, 2005	September 30, 2004
Net Loss	$1,449,591	$320,792
Net loss per share	$0.03	$0.01
Cash flow used by operations	$413,159	$431,770
Weighted average shares outstanding	52,673,340	53,744,046

Summary of Quarterly Results
Period	Revenues	Net Earnings (Loss) from Operations	Basic and Diluted Earnings (Loss) per share Note 1
Three months ended September 30, 2005	($361)	($1,331,781)	($0.03)
Three months ended June 30, 2005	$1,027	($118,837)	($0.002)
Three months ended March 31, 2005	$13,112	$1,967,422	$0.400
Three months ended December 31, 2004	$14,681	($99,984)	($0.002)
Three months ended September 30, 2004	$283	($180,619)	($0.003)
Three months ended June 30, 2004	$522	($155,575)	($0.003)
Three months ended March 31, 2004	$227	($1,157,035)	($0.022)
Three months ended December 31, 2003	$5,342	($190,129)	($0.004)

Note 1 Loss per share has been calculated based on the weighted average number of shares outstanding during the period, net of shares owned by a subsidiary.

Financing Activities

During Q2 2005 the Company received $211,100 by issuing 160,000 shares upon the exercise of stock options.

Investing Activities

No property acquisitions were made during either Q2 2005 or 2004, however expenses were incurred in the amount of $40,204 by outside consultants retained to complete due diligence on the prefeasibility/feasibility study completed by De Beers.

Risk, Uncertainties and Outlook

Risk, uncertainties and outlook for the Company's business are more fully discussed in the Annual Information Form and Management's Discussion and Analysis for the year ended March 31, 2005.

Issued Capital

At September 30, 2005 there were 52,770,847 common shares issues and outstanding.

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements.

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